GRAYSON BANKSHARES, INC.

SEC MAIL PROCESSING
RECEIVED
MAR 1 8 2003
WASH. D.C. 181 SECTION

2002 ANNUAL REPORT

2002 Annual Report

Table of Contents

Stockholder Information

Annual Meeting

The annual meeting of stockholders will be held at 1:00 p.m. on April 8, 2003, at the VFW Building, Klondike Road, Highway 58 West, Independence, Virginia.

Requests for Information

Requests for information should be directed to Mrs. Brenda C. Smith, Corporate Secretary, at The Grayson National Bank, Post Office Box 186, Independence, Virginia, 24348; telephone (276) 773-2811.

Independent Auditors

Larrowe & Company, PLC
Certified Public Accountants
Post Office Box 760
Galax, Virginia 24333

Stock Transfer Agent

The Grayson National Bank
Post Office Box 186
Independence, VA 24348

Federal Deposit Insurance Corporation

The Bank is a member of the FDIC. This statement has not been reviewed, or confirmed for accuracy or relevance by the Federal Deposit Insurance Corporation.

Banking Offices

Main Office
113 West Main Street
Independence, Virginia 24348
(276) 773-2811

East Independence Office
558 East Main Street
Independence, Virginia 24348
(276) 773-2811

Galax Office
209 West Grayson Street
Galax, Virginia 24333
(276) 238-2411

Elk Creek Office
60 Comers Rock Road
Elk Creek, Virginia 24326
(276) 655-4011

Troutdale Office
101 Ripshin Road
Troutdale, Virginia 24378
(276) 677-3722

Sparta Office
98 South Grayson Street
Sparta, North Carolina 28675
(336) 372-2811

Financial Highlights[1]

	2002	2001	2000	1999	1998
Summary of Operations					
Interest income	$ 14,280	$ 13,717	$ 13,153	$ 11,655	$ 11,010
Interest expense	6,640	7,204	6,785	5,921	5,786
Net interest income	7,640	6,513	6,368	5,734	5,224
Provision for credit losses	441	280	280	300	319
Other income	1,021	589	435	347	375
Other expense	4,720	4,092	3,772	3,371	2,986
Income taxes	964	790	687	466	397
Net income	$ 2,536	$ 1,940	$ 2,064	$ 1,944	$ 1,897
Per Share Data[2]					
Net income	$ 1.48	$ 1.13	$ 1.20	$ 1.13	$ 1.10
Cash dividends declared	.46	.41	.37	.33	.30
Book value	13.51	12.27	11.42	10.41	9.90
Estimated market value[3]	32.00	29.00	32.00	32.00	27.50
Year-end Balance Sheet Summary					
Loans, net	$ 154,190	$ 140,898	$ 133,072	$ 121,498	$ 105,924
Investment securities	44,872	33,452	28,766	29,430	32,510
Total assets	241,283	201,469	180,318	170,335	159,745
Deposits	206,909	179,323	159,590	151,620	141,803
Stockholders' equity	23,230	21,086	19,638	17,890	17,028
Selected Ratios					
Return on average assets	1.13%	1.02%	1.18%	1.18%	1.24%
Return on average equity	11.40%	9.44%	10.95%	11.05%	11.54%
Average equity to average assets	9.88%	10.85%	10.75%	10.69%	10.73%

1 In thousands of dollars, except per share data.
2 Adjusted for the effects of a two for one stock split in 1999.
3 Provided at the trade date nearest year end.

GRAYSON BANKSHARES, INC.

P. O. Box 186, Independence, Va. 24348

Dear Stockholders:

It is our pleasure to present our Annual Financial Report to you.

We ended the year with total assets of $241,282,589, resulting in an increase of $39,813,449 or 19.76% over the previous year. Our return on assets was 1.13% and the return on equity was 11.40% as compared to 1.02% and 9.44% for the previous year. Net earnings were $2,536,459, an increase of $596,559 or 30.75% compared to the previous year. The increase in earnings was due primarily to the stabilization of interest rates, which allowed the Bank to recapture interest margins that were eroded by the rapid decline in interest rates experienced during 2001. Our deposits increased $27,585,542 or 15.38% and net loans increased $13,292,164 or 9.43%. Please refer to our financial highlights page and accompanying statements for additional information.

The book value of our stock at year-end was $13.51 and stock trades nearest year-end were executed at $32.00 per share. Dividends for the year were 46 cents per share, up 5 cents per share over 2001.

Last year, in this letter, I announced our intentions to relocate and expand our East Independence Branch and to establish a new branch banking facility in Carroll County. Work is almost complete now on our East Independence Branch where we anticipate opening in April and although the weather has been far less than cooperative, we anticipate opening our new Carroll Branch by late summer. Completion of these branches will offer added convenience to many existing customers and give us the opportunity to serve many new customers in the Carroll County area. We also recently obtained a contract on property located in the Town of Hillsville, which the Bank may use for future expansion. Detailed information should be available in the near future.

We were proud to recently announce the availability of our new "Telebank" system which offers customers access to automated telephone banking 24 hours a day, 7 days a week! With a special personal identification number our customers can inquire on their account balances, transfer funds between accounts, make loan payments, and obtain information on deposits or withdrawals. We invite everyone to visit your local branch and see a Customer Service Representative for details and get set up to use your account.

We are extremely pleased with our growth in recent years and look forward to opportunities for continued growth in the future. We believe the fact that we continue to gain market share in all areas we serve is indicative of our strong commitment to be a true "Community" bank dedicated to the design and offering of products and services that fit our customers' needs. We also believe that being a "Community" bank requires taking an active role in supporting the communities we serve. Every year we support your communities through contributions to various organizations such as fire departments, rescue squads, schools and medical facilities. We truly believe that by banking with us our customers are contributing to the overall success of their communities.

Your bank is blessed with great personnel at all of its branches and I know that all of you, like myself, appreciate each and every one of them. I wish to thank our employees for their dedicated service to the bank, our shareholders and most of all, our customers.

As always, we appreciate your support, welcome your comments and the opportunity to serve you.

Sincerely,

Jacky K. Anderson

Jacky K. Anderson
President & CEO

Consolidated Balance Sheets

December 31, 2002 and 2001

Assets	2002	2001
Cash and due from banks	$ 11,265,444	$ 8,715,457
Federal funds sold	19,740,228	12,636,046
Investment securities available for sale	40,120,124	26,010,899
Investment securities held to maturity	3,906,401	6,615,328
Restricted equity securities	845,450	825,750
Loans, net of allowance for loan losses of $2,189,028 in 2002 and $1,821,966 in 2001	154,190,005	140,897,841
Property and equipment, net	4,126,234	2,913,998
Accrued income	1,798,906	1,713,644
Other assets	5,289,797	1,140,177
	$ 241,282,589	$ 201,469,140

Liabilities and Stockholders' Equity

Liabilities		
Deposits		
Noninterest-bearing	$ 22,950,583	$ 20,790,306
Interest-bearing	183,957,941	158,532,676
Total deposits	206,908,524	179,322,982
Long-term debt	10,000,000	-
Accrued interest payable	328,975	267,798
Other liabilities	815,573	792,587
	218,053,072	180,383,367
Commitments and contingencies		
Stockholders' equity		
Preferred stock, $25 par value; 500,000 shares authorized; none issued	-	-
Common stock, $1.25 par value; 5,000,000 shares authorized; 1,718,968 shares issued in 2002 and 2001, respectively	2,148,710	2,148,710
Surplus	521,625	521,625
Retained earnings	19,967,611	18,221,877
Accumulated other comprehensive income	591,571	193,561
	23,229,517	21,085,773
	$ 241,282,589	$ 201,469,140

See Notes to Consolidated Financial Statements

Consolidated Statements of Income

Years ended December 31, 2002, 2001 and 2000

	2002	2001	2000
Interest income:			
Loans and fees on loans	$ 11,798,933	$ 11,759,838	$ 11,129,081
Federal funds sold	239,255	335,795	409,824
Investment securities:			
Taxable	1,803,674	1,154,379	1,012,459
Exempt from federal income tax	438,515	467,319	601,479
	14,280,377	13,717,331	13,152,843
Interest expense:			
Deposits	6,197,872	7,204,506	6,784,519
Interest on borrowings	442,067	-	-
	6,639,939	7,204,506	6,784,519
Net interest income	7,640,438	6,512,825	6,368,324
Provision for loan losses	441,000	280,000	280,000
Net interest income after provision for loan losses	7,199,438	6,232,825	6,088,324
Noninterest income:			
Service charges on deposit accounts	354,644	332,761	223,283
Other service charges and fees	437,263	74,239	68,675
Net realized gains on securities	3,735	5,587	4,738
Other income	225,659	176,441	138,425
	1,021,301	589,028	435,121
Noninterest expense:			
Salaries and employee benefits	2,985,573	2,556,392	2,477,773
Occupancy expense	127,153	121,002	115,793
Equipment expense	391,390	369,895	288,655
Other expense	1,216,061	1,045,113	890,390
	4,720,177	4,092,402	3,772,611
Income before income taxes	3,500,562	2,729,451	2,750,834
Income tax expense	964,103	789,551	687,125
Net income	$ 2,536,459	$ 1,939,900	$ 2,063,709
Basic earnings per share	$ 1.48	$ 1.13	$ 1.20
Weighted average shares outstanding	1,718,968	1,718,968	1,718,968

See Notes to Consolidated Financial Statements

Consolidated Statements of Stockholders' Equity

Years ended December 31, 2002, 2001 and 2000

	Common Stock Shares	Common Stock Amount	Surplus	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balance, December 31, 1999	1,718,968	$2,148,710	$ 521,625	$ 15,559,063	$ (339,326)	$ 17,890,072
Comprehensive income						
Net income	-	-	-	2,063,709	-	2,063,709
Net change in unrealized appreciation (depreciation) on investment securities available for sale, net of taxes of $ 163,185	-	-	-	-	323,025	323,025
Reclassification adjustment, net of income taxes of $ 1,611	-	-	-	-	(3,127)	(3,127)
Total comprehensive income						2,383,607
Dividends paid ($.37 per share)	-	-	-	(636,018)	-	(636,018)
Balance, December 31, 2000	1,718,968	2,148,710	521,625	16,986,754	(19,428)	19,637,661
Comprehensive income						
Net income	-	-	-	1,939,900	-	1,939,900
Net change in unrealized appreciation (depreciation) on investment securities available for sale, net of taxes of $ 107,822	-	-	-	-	216,676	216,676
Reclassification adjustment, net of income taxes of $ 1,900	-	-	-	-	(3,687)	(3,687)
Total comprehensive income						2,152,889
Dividends paid ($.41 per share)	-	-	-	(704,777)	-	(704,777)
Balance, December 31, 2001	1,718,968	2,148,710	521,625	18,221,877	193,561	21,085,773
Comprehensive income						
Net income	-	-	-	2,536,459	-	2,536,459
Net change in unrealized appreciation (depreciation) on investment securities available for sale, net of taxes of $ 203,765	-	-	-	-	400,475	400,475
Reclassification adjustment, net of income taxes of $ 1,270	-	-	-	-	(2,465)	(2,465)
Total comprehensive income						2,934,469
Dividends paid ($.46 per share)	-	-	-	(790,725)	-	(790,725)
Balance, December 31, 2002	1,718,968	$2,148,710	$ 521,625	$ 19,967,611	$ 591,571	$ 23,229,517

See Notes to Consolidated Financial Statements

Consolidated Statements of Cash Flows

Years ended December 31, 2002, 2001 and 2000

	2002	2001	2000
Cash flows from operating activities			
Net income	$ 2,536,459	$ 1,939,900	$ 2,063,709
Adjustments to reconcile net income to net cash provided by operations:			
Depreciation and amortization	319,320	294,828	253,732
Provision for loan losses	441,000	280,000	280,000
Deferred income taxes	(108,478)	18,781	(65,682)
Net realized gains on securities	(3,735)	(5,587)	(4,738)
Gain on sale of equipment	-	-	(115)
Accretion of discount on securities, net of amortization of premiums	131,135	40,577	8,969
Deferred compensation	7,594	11,198	117,731
Changes in assets and liabilities:			
Accrued income	(85,262)	(31,734)	(269,822)
Other assets	(246,177)	(77,849)	(59,092)
Accrued interest payable	61,177	(26,785)	55,522
Other liabilities	15,392	(14,079)	92,039
Net cash provided by operating activities	3,068,425	2,429,250	2,472,253
Cash flows from investing activities			
Net increase in federal funds sold	(7,104,182)	(4,815,608)	(948,903)
Activity in available-for-sale securities:			
Purchases	(20,833,587)	(14,511,753)	(3,395,005)
Sales	1,542,321	2,401,126	-
Maturities	5,651,348	5,180,475	1,738,999
Activity in held-to-maturity securities:			
Purchases	(92,825)	(598,867)	-
Maturities	2,808,090	3,875,000	2,800,000
Purchases of restricted equity securities	(19,700)	(744,000)	-
Net increase in loans	(13,733,164)	(8,105,952)	(11,853,748)
Purchases of property and equipment, net of sales	(1,531,556)	(415,845)	(927,176)
Purchase of bank-owned life insurance	(4,000,000)	-	-
Net cash used in investing activities	(37,313,255)	(17,735,424)	(12,585,833)
Cash flows from financing activities			
Net increase in deposits	27,585,542	19,732,882	7,970,075
Dividends paid	(790,725)	(704,777)	(636,018)
Net increase in long-term debt	10,000,000	-	-
Net cash provided by financing activities	36,794,817	19,028,105	7,334,057
Net increase (decrease) in cash and cash equivalents	2,549,987	3,721,931	(2,779,523)
Cash and cash equivalents, beginning	8,715,457	4,993,526	7,773,049
Cash and cash equivalents, ending	$ 11,265,444	$ 8,715,457	$ 4,993,526
Supplemental disclosure of cash flow information			
Interest paid	$ 6,578,762	$ 7,231,291	$ 6,728,997
Taxes paid	$ 1,028,309	$ 759,900	$ 730,050
Supplemental disclosure of noncash investing activities			
Effect on equity of change in net unrealized gain	$ 398,010	$ 212,989	$ 319,898

See Notes to Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies

Organization

Grayson Bankshares, Inc. (the Company) was incorporated as a Virginia corporation on February 3, 1992 to acquire the stock of The Grayson National Bank (the Bank). The Bank was acquired by the Company on July 1, 1992.

The Grayson National Bank was organized under the laws of the United States in 1900 and currently serves Grayson County, Virginia and surrounding areas through six banking offices. As an FDIC insured, National Banking Association, the Bank is subject to regulation by the Comptroller of the Currency. The Company is regulated by the Federal Reserve.

The accounting and reporting policies of the Company and the Bank follow generally accepted accounting principles and general practices within the financial services industry. Following is a summary of the more significant policies.

Critical accounting policies

The notes to our audited consolidated financial statements for the year ended December 31, 2002 included herein, contain a summary of our significant accounting policies. We believe our policies with respect to the methodology for our determination of the allowance for loan losses, and asset impairment judgments involve a higher degree of complexity and require management to make difficult and subjective judgments which often require assumptions or estimates about highly uncertain matters. Changes in these judgments, assumptions or estimates could cause reported results to differ materially. These critical policies and their application are periodically reviewed with the Audit Committee and our Board of Directors.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and the Bank, which is wholly owned. All significant, intercompany transactions and balances have been eliminated in consolidation.

Business Segments

The Company reports its activities as a single business segment. In determining the appropriateness of segment definition, the Company considers components of the business about which financial information is available and regularly evaluated relative to resource allocation and performance assessment.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowances for loan and foreclosed real estate losses, management obtains independent appraisals for significant properties.

Substantially all of the Bank's loan portfolio consists of loans in its market area. Accordingly, the ultimate collectibility of a substantial portion of the Bank's loan portfolio and the recovery of a substantial portion of the carrying amount of foreclosed real estate are susceptible to changes in local market conditions. The regional economy is diverse, but influenced to an extent by the manufacturing and agricultural segments.

Notes to Consolidated Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies, continued

Use of Estimates, continued

While management uses available information to recognize loan and foreclosed real estate losses, future additions to the allowances may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as a part of their routine examination process, periodically review the Bank's allowances for loan and foreclosed real estate losses. Such agencies may require the Bank to recognize additions to the allowances based on their judgments about information available to them at the time of their examinations. Because of these factors, it is reasonably possible that the allowances for loan and foreclosed real estate losses may change materially in the near term.

Cash and Cash Equivalents

For the purpose of presentation in the consolidated statements of cash flows, cash and cash equivalents are defined as those amounts included in the balance sheet caption "cash and due from banks."

Trading Securities

The Bank does not hold securities for short-term resale and therefore does not maintain a trading securities portfolio.

Securities Held to Maturity

Bonds, notes, and debentures for which the Company has the positive intent and ability to hold to maturity are reported at cost, adjusted for premiums and discounts that are recognized in interest income using the interest method over the period to maturity or to call dates.

Securities Available for Sale

Available for sale securities are reported at fair value and consist of bonds, notes, debentures, and certain equity securities not classified as trading securities or as held to maturity securities.

Unrealized holding gains and losses, net of tax, on available-for-sale securities are reported as a net amount in a separate component of shareholders' equity. Realized gains and losses on the sale of available-for-sale securities are determined using the specific-identification method. Premiums and discounts are recognized in interest income using the interest method over the period to maturity or to call dates.

Declines in the fair value of individual held-to-maturity and available-for-sale securities below cost that are other than temporary are reflected as write-downs of the individual securities to fair value. Related write-downs are included in earnings as realized losses.

Loans Held for Sale

Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated market value in the aggregate. Net unrealized losses are recognized through a valuation allowance by charges to income.

Loans Receivable

Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding principal amount adjusted for any charge-offs and the allowance for loan losses. Loan origination fees and costs, are not capitalized and recognized as an adjustment to the yield on the related loan as such deferrals are not material to the Company's financial position or results of operations.

Note 1. Organization and Summary of Significant Accounting Policies, continued

Loans Receivable, continued

Interest is accrued and credited to income based on the principal amount outstanding. The accrual of interest on impaired loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received. When facts and circumstances indicate the borrower has regained the ability to meet the required payments, the loan is returned to accrual status. Past due status of loans is determined based on contractual terms.

Allowance for Loan Losses

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectability of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Property and Equipment

Land is carried at cost. Bank premises, furniture and equipment, and leasehold improvements are carried at cost, less accumulated depreciation and amortization computed principally by the straight-line method over the following estimated useful lives:

	Years
Buildings and improvements	10-40
Furniture and equipment	5-12

Foreclosed Properties

Real estate properties acquired through, or in lieu of, loan foreclosure are to be sold and are initially recorded at fair value less anticipated cost to sell at the date of foreclosure establishing a new cost basis. After foreclosure, valuations are periodically performed by management and the real estate is carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in loss on foreclosed real estate. The historical average holding period for such properties is less than six months.

Notes to Consolidated Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies, continued

Pension Plan

The Bank maintains a noncontributory defined benefit pension plan covering all employees who meet eligibility requirements. To be eligible, an employee must be 21 years of age and have completed one year of service. Plan benefits are based on final average compensation and years of service. The funding policy is to contribute the maximum deductible for federal income tax purposes.

Transfers of Financial Assets

Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Bank, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Bank does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Income Taxes

Provision for income taxes is based on amounts reported in the statements of income (after exclusion of non-taxable income such as interest on state and municipal securities) and consists of taxes currently due plus deferred taxes on temporary differences in the recognition of income and expense for tax and financial statement purposes. Deferred tax assets and liabilities are included in the financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred taxes assets and liabilities are adjusted through the provision for income taxes.

Deferred income tax liability relating to unrealized appreciation (or the deferred tax asset in the case of unrealized depreciation) on investment securities available for sale is recorded in other liabilities (assets). Such unrealized appreciation or depreciation is recorded as an adjustment to equity in the financial statements and not included in income determination until realized. Accordingly, the resulting deferred income tax liability or asset is also recorded as an adjustment to equity.

Basic Earnings per Share

Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period, after giving retroactive effect to stock splits and dividends.

Diluted Earnings per Share

The computation of diluted earnings per share is similar to the computation of basic earnings per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if dilutive potential common shares had been issued. The numerator is adjusted for any changes in income or loss that would result from the assumed conversion of those potential common shares. For the years presented, the Company has no potentially dilutive securities outstanding.

Comprehensive Income

Annual comprehensive income reflects the change in the Company's equity during the year arising from transactions and events other than investments by and distributions to shareholders. It consists of net income plus certain other changes in assets and liabilities that are reported as separate components of shareholders' equity rather than as income or expense.

Note 1. Organization and Summary of Significant Accounting Policies, continued

Financial Instruments

Derivatives that are used as part of the asset/liability management process are linked to specific assets or liabilities and have high correlation between the contract and the underlying item being hedged, both at inception and throughout the hedge period. In addition, forwards and option contracts must reduce an exposure's risk, and for hedges of anticipatory transactions, the significant terms and characteristics of the transaction must be identified and the transactions must be probable of occurring. All derivative financial instruments held or issued by the Company are held or issued for purposes other than trading.

In the ordinary course of business the Bank has entered into off-balance-sheet financial instruments consisting of commitments to extend credit and commercial and standby letters of credit. Such financial instruments are recorded in the financial statements when they are funded or related fees are incurred or received.

Fair Value of Financial Instruments

Statement of Financial Accounting Standards No. 107, Disclosures about Fair Value of Financial Instruments, requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instruments. Statement No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

Cash and cash equivalents: The carrying amounts reported in the balance sheet for cash and cash equivalents approximate their fair values.

Interest-bearing deposits with banks: Fair values for time deposits are estimated using a discounted cash flow analysis that applies interest rates currently being offered on certificates to a schedule of aggregated contractual maturities on such time deposits.

Available-for-sale and held-to-maturity securities: Fair values for securities, excluding restricted equity securities, are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments. The carrying values of restricted equity securities approximate fair values.

Loans receivable: For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying amounts. The fair values for other loans are estimated using discounted cash flow analysis, based on interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Loan fair value estimates include judgments regarding future expected loss experience and risk characteristics. Fair values for impaired loans are estimated using discounted cash flow analysis or underlying collateral values, where applicable. The carrying amount of accrued interest receivable approximates its fair value.

Deposit liabilities: The fair values disclosed for demand and savings deposits are, by definition, equal to the amount payable on demand at the reporting date. The fair values for certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated contractual maturities on such time deposits. The carrying amount of accrued interest payable approximates fair value.

Note 1. Organization and Summary of Significant Accounting Policies, continued

Short-term debt: The carrying amounts of short-term debt approximate their fair values.

Long-term debt: The Fair value of long-term debt is estimated using a discounted cash flow calculation that applies interest rates currently available on similar instruments.

Other liabilities: For fixed-rate loan commitments, fair value considers the difference between current levels of interest rates and the committed rates. The carrying amounts of other liabilities approximates fair value.

Reclassification

Certain reclassifications have been made to the prior years' financial statements to place them on a comparable basis with the current presentation. Net income and stockholders' equity previously reported were not affected by these reclassifications.

Note 2. Restrictions on Cash

To comply with banking regulations, the Bank is required to maintain certain average cash reserve balances. The daily average cash reserve requirement was approximately $658,000 and $811,000 for the periods including December 31, 2002 and 2001, respectively.

Note 3. Investment Securities

Debt and equity securities have been classified in the consolidated balance sheets according to management's intent. The carrying amount of securities and their approximate fair values at December 31 follow:

2002	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Available for sale:				
U.S. Government agency securities	$ 3,475,602	$ 117,924	$ -	$ 3,593,526
Mortgage-backed securities	15,993,471	148,286	3,570	16,138,187
State and municipal securities	12,229,325	425,579	79,238	12,575,666
Corporate securities	7,525,407	287,338	-	7,812,745
	$ 39,223,805	$ 979,127	$ 82,808	$ 40,120,124
Held to maturity:				
State and municipal securities	$ 3,906,401	$ 92,052	$ 5,264	$ 3,993,189
2001				
Available for sale:				
U.S. Government agency securities	$ 3,099,139	$ 65,379	$ 9,177	$ 3,155,341
Mortgage-backed securities	5,961,376	28,686	60,027	5,930,035
State and municipal securities	9,908,485	233,355	76,499	10,065,341
Corporate securities	6,748,625	125,406	13,849	6,860,182
	$ 25,717,625	$ 452,826	$ 159,552	$ 26,010,899
Held to maturity:				
State and municipal securities	$ 6,615,328	$ 118,191	$ 33,826	$ 6,699,693

Restricted equity securities were $845,450 and $825,750 at December 31, 2002 and 2001, respectively. Restricted equity securities consist of investments in stock of the Federal Home Loan Bank of Atlanta ("FHLB"), Community Bankers Bank, and the Federal Reserve Bank of Richmond, all of which are carried at cost. All of these entities are upstream correspondents of the Bank. The FHLB requires financial institutions to make equity investments in the FHLB in order to borrow money. The Bank is required to hold that stock so long as it borrows from the FHLB. The Federal Reserve requires Banks to purchase stock as a condition for membership in the Federal Reserve system. The Bank's stock in The Bankers Bank is restricted only in the fact that the stock may only be repurchased by The Bankers Bank.

Note 3. Investment Securities, continued

Investment securities with amortized cost of approximately $1,690,000 and $1,873,000 at December 31, 2002 and 2001, respectively, were pledged as collateral on public deposits and for other purposes as required or permitted by law.

Gross realized gains and losses for the years ended December 31, 2002, 2001 and 2000 are as follows:

	2002	2001	2000
Realized gains	$ 59,037	$ 15,587	$ 4,738
Realized losses	(55,302)	(10,000)	-
	$ 3,735	$ 5,587	$ 4,738

The scheduled maturities of securities available for sale and securities held to maturity at December 31, 2002, were as follows:

	Available for Sale		Held to Maturity	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in one year or less	$ 2,812,965	$ 2,865,683	$ 1,340,471	$ 1,354,425
Due after one year through five years	18,211,602	18,924,830	1,858,124	1,926,170
Due after five years through ten years	16,462,064	16,584,612	362,913	362,787
Due after ten years	1,737,174	1,744,999	344,893	349,807
	$ 39,223,805	$ 40,120,124	$ 3,906,401	$ 3,993,189

Note 4. Loans Receivable

The major components of loans in the consolidated balance sheets at December 31, 2002 and 2001 are as follows (in thousands):

	2002	2001
Commercial	$ 13,960	$ 9,248
Real estate:		
Construction and land development	6,040	3,921
Residential, 1-4 families	73,135	71,731
Residential, 5 or more families	140	-
Farmland	7,546	3,979
Nonfarm, nonresidential	35,014	31,537
Agricultural	4,997	5,291
Consumer	14,753	16,510
Other	794	503
	156,379	142,720
Allowance for loan losses	(2,189)	(1,822)
	$ 154,190	$ 140,898

Note 5. Allowance for Loan Losses

An analysis of the allowance for loan losses as of December 31 follows:

	2002	2001	2000
Balance, beginning	$ 1,821,966	$ 1,760,999	$ 1,731,096
Provision charged to expense	441,000	280,000	280,000
Recoveries of amounts charged off	190,065	88,859	124,047
Amounts charged off	(264,003)	(307,892)	(374,144)
Balance, ending	$ 2,189,028	$ 1,821,966	$ 1,760,999

The following is a summary of information pertaining to impaired loans at December 31:

	2002	2001
Impaired loans without a valuation allowance	$ 2,611,807	$ 1,879,426
Impaired loans with a valuation allowance	461,568	1,144,358
Total impaired loans	$ 3,073,375	$ 3,023,784
Valuation allowance related to impaired loans	$ 133,306	$ 336,310

Nonaccrual loans and loans past due 90 days or more at December 31, 2002 were approximately $649,000 and $1,883,000, respectively.

The average annual recorded investment in impaired loans and interest income recognized on impaired loans for the years ended December 31, 2002, 2001 and 2000 (all approximate) is summarized below:

	2002	2001	2000
Average investment in impaired loans	$ 1,496,239	$ 1,304,678	$ 365,492
Interest income recognized on impaired loans	$ 154,810	$ 181,609	$ 51,995
Interest income recognized on a cash basis on impaired loans	$ 82,391	$ 133,868	$ 30,893

No additional funds are committed to be advanced in connection with impaired loans.

Note 6. Property and Equipment

Components of property and equipment and total accumulated depreciation at December 31, 2002 and 2001, are as follows:

	2002	2001
Land	$ 809,136	$ 403,169
Buildings and improvements	2,753,822	2,186,392
Furniture and equipment	2,787,587	2,232,829
	6,350,545	4,822,390
Less accumulated depreciation	(2,224,311)	(1,908,392)
	$ 4,126,234	$ 2,913,998

Note 7. Deposits

The aggregate amount of time deposits in denominations of $100,000 or more at December 31, 2002 and 2001 was $35,232,988 and $29,944,872, respectively. At December 31, 2002, the scheduled maturities of time deposits (in thousands) are as follows:

Three months or less	$	26,906
Over three months through twelve months		74,277
Over one year through three years		26,873
Over three years		-
	$	128,056

Note 8. Short-Term Debt

The Bank has established unsecured lines of credit with correspondent banks totaling $8,890,000 and a secured line of credit with the Federal Home Loan Bank of Atlanta of approximately $26,000,000. At December 31, 2002 and 2001, no amounts were outstanding under these arrangements.

Note 9. Long-Term Debt

The Bank's long-term debt consists of $10,000,000 borrowed from the Federal Home Loan Bank of Atlanta. The loan matures on January 17, 2012 and is secured by all capital stock and all first mortgage one-to-four family residential loans of approximately $71,498,000 at December 31, 2002. Interest on the loan is fixed at 4.56% for the first five years at which time the interest rate is convertible, at the option of the Federal Home Loan Bank, to a variable rate equal to the three-month LIBOR rate. If converted, the Bank has the option to prepay the debt without penalty.

Note 10. Fair Values of Financial Instruments

The estimated fair values of the Company's financial instruments are as follows (dollars in thousands):

	December 31, 2002		December 31, 2001	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets				
Cash and cash equivalents	$ 11,265	$ 11,265	$ 8,715	$ 8,715
Federal funds sold	19,740	19,740	12,636	12,636
Securities, available-for-sale	40,120	40,120	26,011	26,011
Securities, held to maturity	3,906	3,993	6,615	6,700
Restricted equity securities	845	845	826	826
Loans, net of allowance for credit losses	154,190	153,860	140,898	141,793
Financial liabilities				
Deposits	206,909	208,133	179,323	180,925
Long-term debt	10,000	10,331	-	-
Off-balance-sheet assets (liabilities)				
Commitments to extend credit and standby letters of credit	-	-	-	-

Note 11. Employee Benefit Plan

The Bank has a qualified noncontributory defined benefit pension plan which covers substantially all of its employees. The benefits are primarily based on years of service and earnings.

The following is a summary of the plan's funded status as of December 31, 2002 and 2001.

	2002	2001
Change in benefit obligation		
Benefit obligation at beginning of year	$ 2,472,763	$ 2,123,860
Service cost	132,227	117,643
Interest cost	185,457	159,290
Plan participants' contributions	-	-
Amendments	-	-
Actuarial (gain) loss	328,069	81,212
Acquisition	-	-
Benefits paid	(1,630)	(9,242)
Benefit obligation at end of year	$ 3,116,886	$ 2,472,763
Change in plan assets		
Fair value of plan assets at beginning of year	$ 1,745,925	$ 1,830,735
Actual return on plan assets	(116,096)	(225,323)
Acquisition	-	-
Employer contribution	202,571	149,755
Benefits paid	(1,630)	(9,242)
Fair value of plan assets at end of year	$ 1,830,770	$ 1,745,925
Change in prepaid (accrued) benefit cost		
Prepaid (accrued) benefit cost, beginning	$ (110,674)	$ (143,236)
Contributions	202,571	149,755
Pension cost	(182,146)	(117,193)
Prepaid (accrued) benefit cost, ending	$ (90,249)	$ (110,674)
Funded status	$ (1,286,116)	$ (726,838)
Unrecognized transitional net assets	(238)	(273)
Unrecognized prior service costs	70,450	80,514
Unrecognized net actuarial loss	1,125,655	535,923
Prepaid (accrued) benefit cost	$ (90,249)	$ (110,674)
Weighted-average assumptions as of December 31		
Discount rate	7.0%	7.5%
Expected return on plan assets	9.0%	9.0%
Rate of compensation increase	5.0%	5.0%

	2002	2001	2000
Components of net periodic benefit cost			
Service cost	$ 132,227	$ 117,643	$ 111,761
Interest cost	185,457	159,290	172,214
Return on plan assets	116,096	225,323	(285,209)
Originating unrecognized asset gain (loss)	(279,703)	(395,092)	116,967
Recognized net actuarial (gain) loss	18,040	-	-
Amortization	10,029	10,029	10,029
Net periodic benefit cost	$ 182,146	$ 117,193	$ 125,762

Note 12. **Deferred Compensation and Life Insurance**

Deferred compensation plans have been adopted for certain members of the Board of Directors for future compensation upon retirement. Under plan provisions aggregate annual payments ranging from $1,992 to $61,044 are payable for ten years certain, generally beginning at age 65. Reduced benefits apply in cases of early retirement or death prior to the benefit date, as defined. Liability accrued for compensation deferred under the plan amounts to $515,557 and $507,963 at December 31, 2002 and 2001, respectively. Expense charged against income was $7,594, $11,198 and $117,731 in 2002, 2001 and 2000, respectively. Charges to income are based on present value of future cash payments, discounted at 8%.

The Bank is owner and beneficiary of life insurance policies on these directors. Policy cash values totaled $4,423,418 and $190,338 at December 31, 2002 and 2001, respectively.

Note 13. **Income Taxes**

Current and Deferred Income Tax Components

The components of income tax expense (substantially all Federal) are as follows:

	2002	2001	2000
Current	$ 1,072,581	$ 770,770	$ 752,807
Deferred	(108,478)	18,781	(65,682)
	$ 964,103	$ 789,551	$ 687,125

Rate Reconciliation

A reconciliation of income tax expense computed at the statutory federal income tax rate to income tax expense included in the statements of income follows:

	2002	2001	2000
Tax at statutory federal rate	$ 1,190,191	$ 928,013	$ 935,284
Tax exempt interest income	(195,153)	(162,031)	(208,202)
State income tax, net of federal benefit	11,951	9,491	4,264
Other	(42,886)	14,078	(44,221)
	$ 964,103	$ 789,551	$ 687,125

Note 13. Income Taxes, continued

Deferred Income Tax Analysis

The significant components of net deferred tax assets (substantially all Federal) at December 31, 2002 and 2001 are summarized as follows:

	2002	2001
Deferred tax assets		
Allowance for loan losses	$ 670,309	$ 534,321
Unearned credit life insurance	25,099	28,107
Deferred compensation and accrued pension costs	205,974	210,336
Other	37,752	38,600
	939,134	811,364
Deferred tax liabilities		
Net unrealized appreciation on securities available for sale	304,748	99,713
Depreciation	89,561	71,202
Accretion of discount on investment securities	14,810	13,877
	409,119	184,792
Net deferred tax asset	$ 530,015	$ 626,572

Note 14. Commitments and Contingencies

Litigation

In the normal course of business the Bank is involved in various legal proceedings. After consultation with legal counsel, management believes that any liability resulting from such proceedings will not be material to the consolidated financial statements.

Financial Instruments with Off-Balance-Sheet Risk

The Bank is party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, credit risk in excess of the amount recognized in the consolidated balance sheets.

Note 14. Commitments and Contingencies, continued

Financial Instruments with Off-Balance-Sheet Risk, continued

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as for on-balance-sheet instruments. A summary of the Bank's commitments at December 31, 2002 and 2001 is as follows:

	2002	2001
Commitments to extend credit	$ 7,308,889	$ 8,370,176
Standby letters of credit	-	-
	$ 7,308,889	$ 8,370,176

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the party. Collateral held varies, but may include accounts receivable, inventory, property and equipment, residential real estate and income-producing commercial properties.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Collateral held varies as specified above and is required in instances which the Bank deems necessary.

Concentrations of Credit Risk

Substantially all of the Bank's loans, commitments to extend credit, and standby letters of credit have been granted to customers in the Bank's market area and such customers are generally depositors of the Bank. Investments in state and municipal securities involve governmental entities within and outside the Bank's market area. The concentrations of credit by type of loan are set forth in Note 4. The distribution of commitments to extend credit approximates the distribution of loans outstanding. Standby letters of credit are granted primarily to commercial borrowers. The Bank's primary focus is toward small business and consumer transactions, and accordingly, it does not have a significant number of credits to any single borrower or group of related borrowers in excess of $500,000. The Bank has cash and cash equivalents on deposit with financial institutions which exceed federally insured limits.

Note 15. Regulatory Restrictions

Dividends

The Company's dividend payments are made from dividends received from the Bank. Under applicable federal law, the Comptroller of the Currency restricts national bank total dividend payments in any calendar year to net profits of that year, as defined, combined with retained net profits for the two preceding years. The Comptroller also has authority under the Financial Institutions Supervisory Act to prohibit a national bank from engaging in an unsafe or unsound practice in conducting its business. It is possible, under certain circumstances, the Comptroller could assert that dividends or other payments would be an unsafe or unsound practice.

Note 15. Regulatory Restrictions, continued

Intercompany Transactions

The Bank's legal lending limit on loans to the Company is governed by Federal Reserve Act 23A, and differs from legal lending limits on loans to external customers. Generally, a bank may lend up to 10% of its capital and surplus to its Parent, if the loan is secured. If collateral is in the form of stocks, bonds, debentures or similar obligations, it must have a market value when the loan is made of at least 20% more than the amount of the loan, and if obligations of a state or political subdivision or agency thereof, it must have a market value of at least 10% more than the amount of the loan. If such loans are secured by obligations of the United States or agencies thereof, or by notes, drafts, bills of exchange or bankers' acceptances eligible for rediscount or purchase by a Federal Reserve Bank, requirements for collateral in excess of the loan amount do not apply. Under this definition, the legal lending limit for the Bank on loans to the Company was approximately $1,997,000 at December 31, 2002. No 23A transactions were deemed to exist between the Company and the Bank at December 31, 2002.

Capital Requirements

The Company and the Bank are subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory (and possibly additional discretionary) actions by regulators that, if undertaken, could have a direct material effect on the Company's consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital to risk-weighted assets, and of Tier I capital to average assets, as all those terms are defined in the regulations. Management believes, as of December 31, 2002, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2002, the most recent notification from the Office of the Comptroller of the Currency categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the following table. There are no conditions or events since that notification that management believes have changed the institution's category.

Note 15. Regulatory Restrictions, continued

Capital Requirements, continued

As of December 31, 2002 and 2001, the Bank met the criteria to be considered well capitalized under the regulatory framework from prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the following table.

The Company's and Bank's actual capital amounts (in thousands) and ratios are also presented in the table.

	Actual		Minimum Capital Required		Minimum To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2002:						
Total Capital						
(to Risk-Weighted Assets)						
Consolidated	$ 24,537	16.1%	$ 12,211	≥ 8.0%	$ 15,264	≥ 10.0%
Grayson National Bank	$ 19,679	13.0%	$ 12,133	≥ 8.0%	$ 15,166	≥ 10.0%
Tier I Capital						
(to Risk-Weighted Assets)						
Consolidated	$ 22,638	14.8%	$ 6,106	≥ 4.0%	$ 9,158	≥ 6.0%
Grayson National Bank	$ 17,780	11.7%	$ 6,066	≥ 4.0%	$ 9,100	≥ 6.0%
Tier I Capital						
(to Average Assets)						
Consolidated	$ 22,638	9.4%	$ 9,600	≥ 4.0%	$ 12,000	≥ 5.0%
Grayson National Bank	$ 17,780	7.4%	$ 9,557	≥ 4.0%	$ 11,946	≥ 5.0%
December 31, 2001:						
Total Capital						
(to Risk-Weighted Assets)						
Consolidated	$ 22,566	16.7%	$ 10,781	≥ 8.0%	$ 13,476	≥ 10.0%
Grayson National Bank	$ 17,681	13.2%	$ 10,704	≥ 8.0%	$ 13,380	≥ 10.0%
Tier I Capital						
(to Risk-Weighted Assets)						
Consolidated	$ 20,892	15.5%	$ 5,391	≥ 4.0%	$ 8,086	≥ 6.0%
Grayson National Bank	$ 16,007	12.0%	$ 5,352	≥ 4.0%	$ 8,028	≥ 6.0%
Tier I Capital						
(to Average Assets)						
Consolidated	$ 20,892	10.5%	$ 7,975	≥ 4.0%	$ 9,969	≥ 5.0%
Grayson National Bank	$ 16,007	8.1%	$ 7,934	≥ 4.0%	$ 9,918	≥ 5.0%

Note 16. Transactions with Related Parties

The Bank has entered into transactions with its directors, significant shareholders and their affiliates (related parties). Such transactions were made in the ordinary course of business on substantially the same terms and conditions, including interest rates and collateral, as those prevailing at the same time for comparable transactions with other customers, and did not, in the opinion of management, involve more than normal credit risk or present other unfavorable features.

Aggregate 2002 and 2001 loan transactions with related parties were as follows:

	2002	2001
Balance, beginning	$ 1,439,923	$ 2,167,561
New loans	2,168,253	733,674
Repayments	(932,078)	(1,461,312)
Balance, ending	$ 2,676,098	$ 1,439,923

Note 17. Parent Company Financial Information

Condensed financial information of Grayson Bankshares, Inc. is presented as follows:

Balance Sheets
December 31, 2002 and 2001

	2002	2001
Assets		
Cash and due from banks	$ 3,919,374	$ 3,968,442
Securities available for sale	980,110	964,620
Investment in affiliate bank at equity	18,352,005	16,190,670
Other assets	4,774	6,883
Total assets	$ 23,256,263	$ 21,130,615
Liabilities		
Other liabilities	$ 26,746	$ 44,842
Stockholders' equity		
Common stock	2,148,710	2,148,710
Surplus	521,625	521,625
Retained earnings	19,967,611	18,221,877
Accumulated other comprehensive income	591,571	193,561
Total stockholders' equity	23,229,517	21,085,773
Total liabilities and stockholders' equity	$ 23,256,263	$ 21,130,615

Note 17. Parent Company Financial Information, continued

Statements of Income
For the years ended December 31, 2002, 2001 and 2000

	2002	2001	2000
Income:			
Dividends from affiliate bank	$ 790,725	$ 704,777	$ 636,018
Interest on taxable securities	55,799	54,183	46,000
	846,524	758,960	682,018
Expenses:			
Management and professional fees	88,464	72,039	73,950
Other expenses	8,964	7,286	5,208
	97,428	79,325	79,158
Income before tax benefit and equity in undistributed income of affiliate	749,096	679,635	602,860
Federal income tax benefit	13,814	8,208	10,934
Income before equity in undistributed income of affiliate	762,910	687,843	613,794
Equity in undistributed income of affiliate	1,773,549	1,252,057	1,449,915
Net income	$ 2,536,459	$ 1,939,900	$ 2,063,709

Statements of Cash Flows
For the years ended December 31, 2002, 2001 and 2000

	2002	2001	2000
Cash flows from operating activities			
Net income	$ 2,536,459	$ 1,939,900	$ 2,063,709
Adjustments to reconcile net income to net cash provided by operating activities:			
Equity in undistributed income of affiliate	(1,773,549)	(1,252,057)	(1,449,915)
Accretion of discount on securities	-	(1,192)	-
Net (increase) decrease in other assets	(3,157)	13,611	(2,860)
Net increase (decrease) in other liabilities	(18,096)	24,980	19,862
Net cash provided by operating activities	741,657	725,242	630,796
Cash flows from investing activities			
Purchase of investment securities	(300,000)	(400,000)	-
Maturities of investment securities	300,000	250,000	-
Net cash provided (used) by investing activities	-	(150,000)	-
Cash flows from financing activities			
Dividends paid	(790,725)	(704,777)	(636,018)
Net cash used by financing activities	(790,725)	(704,777)	(636,018)
Net increase (decrease) in cash and due from banks	(49,068)	(129,535)	(5,222)
Cash and cash equivalents, beginning	3,968,442	4,097,977	4,103,199
Cash and cash equivalents, ending	$ 3,919,374	$ 3,968,442	$ 4,097,977

Larrowe & Company, P.L.C.
CPAs and Consultants

Post Office Box 760
Cranberry Office Park
104 Cranberry Road
Galax, Virginia 24333
276-238-1800
Fax 276-238-1801

Independent Auditor's Report

Board of Directors and Stockholders
Grayson Bankshares, Inc.
Independence, Virginia

We have audited the consolidated balance sheets of Grayson Bankshares, Inc. and subsidiary as of December 31, 2002 and 2001 and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Grayson Bankshares, Inc. and subsidiary at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Larrowe & Company, PLC

Galax, Virginia
January 27, 2003

Management Discussion and Analysis

Management's Discussion and Analysis of Operations

Overview

Management's Discussion and Analysis is provided to assist in the understanding and evaluation of Grayson Bankshares, Inc.'s financial condition and its results of operations. The following discussion should be read in conjunction with the Company's consolidated financial statements.

Grayson Bankshares, Inc. (the Company) was incorporated as a Virginia corporation on February 3, 1992 to acquire the stock of The Grayson National Bank (the Bank). The Bank was acquired by the Company on July 1, 1992. The Grayson National Bank was founded in 1900 and currently serves Grayson County and surrounding areas through six banking offices located in the town of Independence, the localities of Elk Creek and Troutdale and the City of Galax, Virginia, and most recently, in the town of Sparta, North Carolina.

The Bank operates for the primary purpose of meeting the banking needs of individuals and small to medium sized businesses in the Bank's service area, while developing personal, hometown associations with these customers. The Bank offers a wide range of banking services including checking and savings accounts; commercial, installment, mortgage and personal loans; safe deposit boxes; and other associated services. The Bank's primary sources of revenue are interest income from its lending activities, and, to a lesser extent, from its investment portfolio. The Bank also earns fees from lending and deposit activities. The major expenses of the Bank are interest on deposit accounts and general and administrative expenses, such as salaries, occupancy and related expenses.

The earnings position of the Company remains strong. Grayson Bankshares, Inc. experienced net earnings of $2,536,459 for 2002 compared to $1,939,900 for 2001, and $2,063,709 in 2000. Dividends paid to stockholders increased to $.46 per share for 2002 compared to $.41 per share in 2001.

The total assets of Grayson Bankshares, Inc. grew to $241,282,589 from $201,469,140, a 19.76% increase, continuing our strategy to grow the Company. Average equity to average assets indicates that the Company has a strong capital position with a ratio of 9.88%.

Critical Accounting Policies

The company's financial statements are prepared in accordance with accounting principles generally accepted in the United States (GAAP). The notes to the audited consolidated financial statements included in the Annual Report on Form 10-KSB for the year ended December 31, 2002 contain a summary of its significant accounting policies. Management believes the Company's policies with respect to the methodology for the determination of the allowance for loan losses, and asset impairment judgments, such as the recoverability of intangible assets, involve a higher degree of complexity and require management to make difficult and subjective judgments that often require assumptions or estimates about highly uncertain matters. Accordingly, management considers the policies related to those areas as critical.

The allowance for loan losses is an estimate of the losses that may be sustained in the loan portfolio. The allowance is based on two basic principles of accounting: (i) Statements of Financial Accounting Standards ("SFAS") 5, Accounting for Contingencies, which requires that losses be accrued when they are probable of occurring and estimable, and (ii) SFAS 114, Accounting by Creditors for Impairment of a Loan, which requires that losses be accrued based on the differences between the value of collateral, present value of future cash flows or values that are observable in the secondary market, and the loan balance.

The allowance for loan losses has three basic components: (i) the formula allowance, (ii) the specific allowance, and (iii) the unallocated allowance. Each of these components is determined based upon estimates that can and do change when the actual events occur. The formula allowance uses a historical loss view as an indicator of future losses and, as a result, could differ from the loss incurred in the future. However, since this history is updated with the most recent loss information, the errors that might otherwise occur are mitigated. The specific allowance uses various techniques to arrive at an estimate of loss. Historical loss information, expected cash flows and fair market value of collateral are used to estimate these losses. The use of these values is inherently subjective and our actual losses could be greater or less that the estimates. The unallocated allowance captures losses that are attributable to various economic events, industry or geographic sectors whose impact on the portfolio have occurred but have yet to be recognized in either the formula or specific allowance.

Accounting for intangible assets is as prescribed by SFAS 142, Goodwill and Other Intangible Assets. The Company accounts for recognized intangible assets based on their estimated useful lives. Intangible assets with finite useful lives are amortized, while intangible assets with an indefinite useful life are not amortized.

Estimated useful lives of intangible assets are based on an analysis of pertinent factors, including (as applicable):

- the expected use of the asset;
- the expected useful life of another asset or a group of assets to which the useful life of the intangible asset may relate;
- any legal, regulatory, or contractual provision that may limit the useful life;
- any legal, regulatory, or contractual provisions that enable renewal or extension of the asset's legal or contractual life without substantial cost;
- the effects of obsolescence, demand, competition, and other economic factors; and
- the level of maintenance expenditures required to obtain the expected future cash flows from the asset.

Straight-line amortization is used to expense recognized amortizable intangible assets since a method that more closely reflects the pattern in which the economic benefits of the intangible assets are consumed cannot reliably be determined. Intangible assets are not written off in the period of acquisition unless they become impaired during that period.

The Company evaluates the remaining useful life of each intangible asset that is being amortized each reporting period to determine whether events and circumstances warrant a revision to the remaining period of amortization. If the estimate of the intangible asset's remaining useful life is changed, the remaining carrying amount of the intangible asset shall be amortized prospectively of that revised remaining useful life.

If an intangible asset that is being amortized is subsequently determined to have an indefinite useful life, the asset will be tested for impairment. That intangible asset will no longer be amortized and will be accounted for in the same manner as intangible assets that are not subject to amortization.

Intangible assets that are not subject to amortization are reviewed for impairment in accordance with SFAS 121 and tested annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test consists of a comparison of the fair value of the intangible asset with its carrying amount. If the carrying amount of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. After an impairment loss is recognized, the adjusted carrying amount of the intangible assets becomes its new accounting basis. Subsequent reversal of a previously recognized impairment loss is not allowed.

Table 1. Net Interest Income and Average Balances (dollars in thousands)

	2002			2001			2000		
	Average Balance	Interest Income/ Expense	Yield/ Cost	Average Balance	Interest Income/ Expense	Yield/ Cost	Average Balance	Interest Income/ Expense	Yield/ Cost
Interest earning assets:									
Federal funds sold	$ 15,322	$ 239	1.56%	$ 9,246	$ 336	3.63%	$ 6,578	$ 410	6.23%
Investment securities	41,901	2,242	5.35%	29,472	1,621	5.50%	29,248	1,614	5.52%
Loans	150,992	11,799	7.81%	139,486	11,760	8.43%	131,326	11,129	8.47%
Total	208,215	14,280		178,204	13,717		167,152	13,153	
Yield on average interest-earning assets			6.86%			7.70%			7.87%
Non interest-earning assets:									
Cash and due from banks	8,233			7,082			5,156		
Premises and equipment	3,392			2,809			2,458		
Interest receivable and other	6,667			2,819			2,849		
Allowance for loan losses	(1,941)			(1,798)			(1,795)		
Unrealized gain/(loss) on securities	542			272			(497)		
Total	16,893			11,184			8,171		
Total assets	$ 225,108			$ 189,388			$ 175,323		
Interest-bearing liabilities:									
Demand deposits	$ 16,950	338	1.99%	$ 14,189	351	2.47%	$ 13,422	386	2.88%
Savings deposits	35,411	857	2.42%	29,786	921	3.09%	31,042	1,077	3.47%
Time deposits	118,820	5,003	4.21%	104,685	5,932	5.67%	92,299	5,322	5.77%
Borrowings	9,556	442	4.63%	-	-	0.00%	-	-	0.00%
Total	180,737	6,640		148,660	7,204		136,763	6,785	
Cost on average interest-bearing liabilities			3.67%			4.85%			4.96%
Non interest-bearing liabilities:									
Demand deposits	20,644			18,721			18,378		
Interest payable and other	1,484			1,462			1,329		
Total	22,128			20,183			19,707		
Total liabilities	202,865			168,843			156,470		
Stockholder's equity:	22,243			20,545			18,853		
Total liabilities and stockholder's equity	$ 225,108			$ 189,388			$ 175,323		
Net interest income		$ 7,640			$ 6,513			$ 6,368	
Net yield on interest-earning assets			3.67%			3.65%			3.81%

Table 2. Rate/Volume Variance Analysis (thousands)

	2002 Compared to 2001			2001 Compared to 2000		
	Interest Income/ Expense Variance	Variance Attributable To Rate	Volume	Interest Income/ Expense Variance	Variance Attributable To Rate	Volume
Interest-earning assets:						
Federal funds sold	$ (97)	$ (249)	$ 152	$ (74)	$ (206)	$ 132
Investment securities	621	(45)	666	7	(5)	12
Loans	39	(898)	937	631	(53)	684
Total	563	(1,192)	1,755	564	(264)	828
Interest-bearing liabilities:						
Demand deposits	(13)	(75)	62	(35)	(57)	22
Savings deposits	(64)	(220)	156	(156)	(115)	(41)
Time deposits	(929)	(1,663)	734	610	(93)	703
Long-term borrowings	442	-	442	-	-	-
Total	(564)	(1,958)	1,394	419	(265)	684
Net interest income	$ 1,127	$ 766	$ 361	$ 145	$ 1	$ 144

Net Interest Income

Net interest income, the principal source of bank earnings, is the amount of income generated by earning assets (primarily loans and investment securities) less the interest expense incurred on interest-bearing liabilities (primarily deposits used to fund earning assets). Table 1 summarizes the major components of net interest income for the past three years and also provides yields and average balances.

Total interest income in 2002 increased by 4.1% to $14.28 million from $13.72 million in 2001 and $13.15 in 2000. The increase in total interest income in 2002 was the result of a $30.01 million dollar increase in average interest-earning assets, which was partially offset by an 84 basis point decrease in yields on interest-earning assets. The increase in interest income in 2001 was due to increases in interest-earning assets, which were offset by a 17 basis point decrease in yields on interest-earning assets. Total interest expense decreased by $564,000 in 2002 to $6.64 million from $7.20 million in 2001. This was due to an increase in average interest-bearing liabilities of $32.08 million, which was partially offset by a 1.18% decrease in the average rate paid for interest-bearing liabilities. The increase in average interest-bearing liabilities of $11.90 million in 2001 was accompanied by a decrease in the average rate paid for interest-bearing liabilities of 11 basis points, resulting in an increase in interest expense of $420,000. The effects of changes in volumes and rates on net interest income in 2002 compared to 2001, and 2001 compared to 2000 are shown in Table 2.

Despite the volatility in interest rates in recent years, net yield on interest-earning assets has remained relatively stable with a decrease just 16 basis points from 2000 to 2001 and an increase of 2 basis points from 2001 to 2002.

Provision for Credit Losses

The allowance for credit losses is established to provide for expected losses in the Bank's loan portfolio. Loan losses and recoveries are charged or credited directly to the allowance. Management determines the provision for credit losses required to maintain an allowance adequate to provide for probable losses. The factors considered in making this decision are the collectibility of past due loans, volume of new loans, composition of the loan portfolio, and general economic outlook.

At the end of 2002, the loan loss reserve was $2,189,028 compared to $1,821,966 in 2001 and $1,760,999 in 2000. The Bank's allowance for loan losses, as a percentage of total loans, at the end of 2002 was 1.40%, compared to 1.28% in 2001, and 1.31% in 2000.

Additional information is contained in Tables 12 and 13, and is discussed in Nonperforming and Problem Assets.

Other Income

Noninterest income consists of revenues generated from a broad range of financial services and activities. The majority of noninterest income is a result of service charges on deposit accounts including charges for insufficient funds checks and fees charged for nondeposit services. Noninterest income increased by $432,273, or 73.39%, to $1,021,301 in 2002 from $589,028 in 2001. Noninterest income in 2000 totaled $435,121. The increase from 2001 to 2002 was primarily due to the addition of bank-owned life insurance and mortgage origination fees. In January 2002 the Bank invested $4.0 million in bank-owned life insurance policies as a means to offset continued increases in employee benefit expenses. Increases in the cash value of these policies totaled approximately $225,000 in 2002. Also in 2002, the Bank added a mortgage origination office to offer our customers access to long-term, fixed rate mortgage loans. The Bank acts only as an originator and does not fund these loans. An origination fee is received by the Bank at loan closing. Origination fees totaled $113,000 in 2002. The primary sources of noninterest income for the past three years are summarized in Table 3.

Table 3. Sources of Noninterest Income (thousands)

	2002	2001	2000
Service charges on deposit accounts	$ 355	$ 333	$ 223
Other service charges and fees	171	132	97
Increase in cash value of life insurance	225	-	-
Mortgage origination fees	113	-	-
Insurance commissions	27	36	36
Safe deposit box rental	30	30	28
Gain on the sale of securities	4	6	5
Other income	96	52	46
Total noninterest income	$ 1,021	$ 589	$ 435

Other Expense

The major components of noninterest expense for the past three years are illustrated at Table 4.

Total noninterest expense increased by $627,775 or 15.34% to $4,720,177 in 2002 This increase was primarily due to increases in personnel expense resulting from staff additions and increases in medical and pension benefit costs. Noninterest expense increased by $319,791 from 2000 to 2001. The majority of the increase in 2001 was attributable to equipment costs and other expenses associated with the opening of the new branch banking facility in Sparta, North Carolina.

Table 4. Sources of Noninterest Expense (thousands)

	2002	2001	2000
Salaries & wages	$ 2,169.5	$ 1,878.0	$ 1,783.8
Employee benefits	816.1	678.4	693.9
Total personnel expense	2,985.6	2,556.4	2,477.7
Director fees	73.8	47.8	42.5
Occupancy expense	127.2	121.0	115.8
Computer charges	83.5	51.8	48.9
Other equipment expense	391.4	369.9	288.7
FDIC/OCC assessments	98.6	87.1	84.5
Insurance	52.2	47.4	47.5
Professional fees	48.4	38.8	43.3
Advertising	142.8	118.9	120.6
Postage and freight	133.8	173.0	131.0
Supplies	124.8	122.0	109.0
Franchise tax	146.5	134.5	40.3
Telephone	76.4	58.6	55.9
Travel, dues & meetings	74.0	44.5	50.4
Other expense	161.2	120.7	116.5
Total noninterest expense	4,720.2	4,092.4	3,772.6

The overhead efficiency ratio of noninterest expense to adjusted total revenue (net interest income plus noninterest income) was 54.5% in 2002, 57.6% in 2001, and 55.5% in 2000.

Income Taxes

Income tax expense is based on amounts reported in the statements of income (after adjustments for non-taxable income and non-deductible expenses) and consists of taxes currently due plus deferred taxes on temporary differences in the recognition of income and expense for tax and financial statement purposes. The deferred tax assets and liabilities represent the future Federal income tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

Income tax expense (substantially all Federal) was $964,103 in 2002, $789,551 in 2001 and $687,125 in 2000 resulting in effective tax rates of 27.5%, 28.9% and 25.0% respectively. The decrease in the effective tax rate for 2002 was due to a slight increase in the average balance of tax-exempt investments.

The Bank's deferred income tax benefits and liabilities result primarily from temporary differences (discussed above) in the provisions for credit losses, valuation reserves, depreciation, deferred compensation, deferred income, pension expense and investment security discount accretion.

Net deferred tax benefits of $530,015 and $626,572 are included in other assets at December 31, 2002 and 2001 respectively. At December 31, 2002, net deferred tax benefits included $304,748 of deferred tax liabilities applicable to unrealized depreciation on investment securities available for sale. Accordingly, this amount was not charged to income but recorded directly to the related stockholders' equity account.

Analysis of Financial Condition

Average earning assets increased 16.84% from December 31, 2001 to December 31, 2002. Total earning assets represented 92.5% of total average assets in 2002 and 94.1% in 2001. The mix of average earning assets remained relatively unchanged from 2001 to 2002 as deposit growth funded increases in all interest-bearing asset categories.

Table 5. Average Asset Mix (dollars in thousands)

	2002		2001	
	Average Balance	%	Average Balance	%
Earning assets:				
Loans	$ 150,992	67.08%	$ 139,486	73.65%
Investment securities	41,901	18.61%	29,472	15.56%
Federal funds sold	15,322	6.81%	9,246	4.88%
Deposits in other banks	-	0.00%	-	0.00%
Total earning assets	208,215	92.50%	178,204	94.09%
Nonearning assets:				
Cash and due from banks	8,233	3.65%	7,082	3.75%
Premises and equipment	3,392	1.51%	2,809	1.48%
Other assets	6,667	2.96%	2,819	1.49%
Allowance for loan losses	(1,941)	-0.86%	(1,798)	-0.95%
Unrealized gain/(loss) on securities	542	0.24%	272	0.14%
Total nonearning assets	16,893	7.50%	11,184	5.91%
Total assets	$ 225,108	100.00%	$ 189,388	100.00%

Average loans for 2002 represented 67.08% of total average assets compared to 73.65% in 2001. Average federal funds sold increased from 4.88% to 6.81% of total average assets while average investment securities increased from 15.56% to 18.61% of total average assets over the same time period. The average balances of cash and due from bank accounts increased in 2002 commensurate with the general growth of the Bank.

Loans

Average loans totaled $151.0 million over the year ended December 31, 2002. This represents an increase of 8.2% over the average of $139.5 million for 2001. Average loans increased by 6.2% from 2000 to 2001.

The loan portfolio is dominated by real estate and consumer loans. These loans accounted for 87.4% of the total loan portfolio at December 31, 2002. This is down slightly from the 89.5% that the two categories maintained at December 31, 2001. The amount of loans outstanding by type at December 31, 2002 and December 31, 2001 and the maturity distribution for variable and fixed rate loans as of December 31, 2002 are presented in Tables 6 & 7 respectively.

Table 6. Loan Portfolio Summary (dollars in thousands)

	December 31, 2002		December 31, 2001	
	Amount	%	Amount	%
Construction and development	$ 6,040	3.86%	$ 3,921	2.75%
Residential, 1-4 families	73,135	46.77%	71,731	50.26%
Residential, 5 or more families	140	0.09%	-	0.00%
Farmland	7,546	4.83%	3,979	2.78%
Nonfarm, nonresidential	35,014	22.39%	31,537	22.10%
Total real estate	121,875	77.94%	111,168	77.89%
Agricultural	4,997	3.20%	5,291	3.71%
Commercial	13,960	8.93%	9,248	6.48%
Consumer	14,753	9.43%	16,510	11.57%
Other	794	0.50%	503	0.35%
Total	$ 156,379	100.00%	$ 142,720	100.00%

Table 7. Maturity Schedule of Loans (dollars in thousands)

	Real Estate	Agricultural and Commercial	Consumer and Other	Total Amount	Total %
Fixed rate loans:					
Three months or less	$ 8,540	$ 4,961	$ 2,141	$ 15,642	10.0%
Over three to twelve months	23,485	3,661	3,132	30,278	19.4%
Over one year to five years	66,706	1,671	9,368	77,745	49.7%
Over five years	4,978	-	452	5,430	3.5%
Total fixed rate loans	$ 103,709	$ 10,293	$ 15,093	$ 129,095	82.6%
Variable rate loans:					
Three months or less	$ 3,996	$ 3,368	$ 430	$ 7,794	5.0%
Over three to twelve months	2,290	1,341	-	3,631	2.3%
Over one year to five years	5,144	921	24	6,089	3.9%
Over five years	6,737	3,033	-	9,770	6.2%
Total variable rate loans	$ 18,167	$ 8,663	$ 454	$ 27,284	17.4%
Total loans:					
Three months or less	$ 12,535	$ 8,330	$ 2,571	$ 23,436	15.0%
Over three to twelve months	25,775	5,002	3,132	33,909	21.7%
Over one year to five years	71,850	2,592	9,392	83,834	53.6%
Over five years	11,715	3,033	452	15,200	9.7%
Total loans	$ 121,875	$ 18,957	$ 15,547	$ 156,379	100.0%

Interest rates charged on loans vary with the degree of risk, maturity and amount of the loan. Competitive pressures, money market rates, availability of funds, and government regulation also influence interest rates. On average, loans yielded 7.81% in 2002 compared to an average yield of 8.43% in 2001.

Investment Securities

The Bank uses its investment portfolio to provide liquidity for unexpected deposit decreases or loan generation, to meet the Bank's interest rate sensitivity goals, and to generate income.

Management of the investment portfolio has always been conservative with the majority of investments taking the form of purchases of U.S. Treasury, U.S. Government Agencies and State and local bond issues. Management views the investment portfolio as a source of income, and purchases securities with the intent of retaining them until maturity. However, adjustments are necessary in the portfolio to provide an adequate source of liquidity which can be used to meet funding requirements for loan demand and deposit fluctuations and to control interest rate risk. Therefore, from time to time, management may sell certain securities prior to their maturity. Table 8 presents the investment portfolio at the end of 2002 by major types of investments and maturity ranges. Maturities on investment securities are based on the earlier of the contractual maturity or the call date, if any.

Total investment securities increased by approximately $11.40 million from December 31, 2001 to December 31, 2002 as deposit growth, in excess of loan demand, funded the purchase of additional investment securities. The average yield of the investment portfolio decreased to 5.35% for the year ended December 31, 2002 compared to 5.50% for 2001.

Table 8. Investment Securities - Maturity/Yield Schedule (dollars in thousands)

	In One Year or Less	After One Through Five Years	After Five Through Ten Years	After Ten Years	Total	Market Value
Investment Securities:						
U.S. Government agencies	$ 350	$ 2,390	$ 736	$ -	$ 3,476	$ 3,594
Mortgage-backed securities	2,404	7,254	6,335	-	15,993	16,138
State and municipal securities	3,101	8,537	3,930	568	16,136	16,569
Corporate securities	1,613	5,112	300	500	7,525	7,812
Total	$ 7,468	$ 23,293	$ 11,301	$ 1,068	$ 43,130	$ 44,113
Weighted average yields:						
U.S. Government agencies	5.04%	4.72%	4.92%	-	4.87%	
Mortgage-backed securities	5.34%	5.44%	5.79%	-	5.51%	
State and municipal securities	5.34%	5.13%	4.29%	4.74%	4.95%	
Corporate securities	4.68%	6.00%	6.25%	4.50%	5.63%	
Total	5.18%	5.38%	5.22%	4.63%	5.27%	

Deposits

The Bank relies on deposits generated in its market area to provide the majority of funds needed to support lending activities and for investments in liquid assets. More specifically, core deposits (total deposits less certificates of deposit in denominations of $100,000 or more) are the primary funding source. The Bank's balance sheet growth is largely determined by the availability of deposits in its markets, the cost of attracting the deposits, and the prospects of profitably utilizing the available deposits by increasing the loan or investment portfolios. Market conditions have resulted in depositors shopping for deposit rates more than in the past. An increased customer awareness of interest rates adds to the importance of rate management. The Bank's management must continuously monitor market pricing, competitor's rates, and the internal interest rate spreads to maintain the Bank's growth and profitability. The Bank attempts to structure rates so as to promote deposit and asset growth while at the same time increasing overall profitability of the Bank.

Average total deposits for the year ended December 31, 2002 amounted to $191.8 million, which was an increase of $24.4 million, or 14.6% over 2001. Average core deposits totaled $159.2 million in 2002 representing a 14.3% increase over the $139.3 million in 2001. The percentage of the Bank's average deposits that are interest-bearing increased from 88.8% in 2001 to 89.2% in 2002. Average demand deposits, which earn no interest, increased 10.3% from $18.7 million in 2001 to $20.6 million in 2002. Average deposits for the periods ended December 31, 2002 and December 31, 2001 are summarized in Table 9.

Table 9. Deposit Mix (dollars in thousands)

	2002			2001		
	Average Balance	% of Total Deposits	Average Rate Paid	Average Balance	% of Total Deposits	Average Rate Paid
Interest-bearing deposits:						
NOW accounts	$ 16,950	8.8%	1.99%	$ 14,189	8.5%	2.47%
Money Market	6,776	3.5%	2.37%	4,818	2.9%	2.84%
Savings	28,635	14.9%	2.42%	24,967	14.9%	3.14%
Small denomination certificates	86,169	44.9%	4.22%	76,561	45.7%	5.59%
Large denomination certificates	32,651	17.1%	4.18%	28,125	16.8%	5.84%
Total interest-bearing deposits	171,181	89.2%	3.62%	148,660	88.8%	4.85%
Noninterest-bearing deposits	20,644	10.8%	0.00%	18,721	11.2%	0.00%
Total deposits	$ 191,825	100.0%	3.23%	$ 167,381	100.0%	4.30%

The average balance of certificates of deposit issued in denominations $100,000 or more increased by $4.5 million, or 16.1%, for the year ended December 31, 2002. The strategy of management has been to support loan and investment growth with core deposits and not to aggressively solicit the more volatile, large denomination certificates of deposit. Table 10 provides maturity information relating to certificates of deposit of $100,000 or more at December 31, 2002.

Table 10. Large Time Deposit Maturities (thousands)

Analysis of time deposits of $100,000 or more at December 31, 2002:

Remaining maturity of three months or less	$ 6,266
Remaining maturity over three through twelve months	24,172
Remaining maturity over one through five years	4,795
Remaining maturity over five years	-
Total time deposits of $100,000 or more	$ 35,233

Capital Adequacy

Stockholders' equity amounted to $23.2 million at December 31, 2002, a 10.2% increase over the 2001 year-end total of $21.1 million. The increase resulted from earnings of approximately $2.5 million, less dividends paid, plus a change in unrealized depreciation of investment securities classified as available for sale.

Regulatory guidelines relating to capital adequacy provide minimum risk-based ratios which assess capital adequacy while encompassing all credit risks, including those related to off-balance sheet activities. Capital ratios under these guidelines are computed by weighing the relative risk of each asset category to derive risk-adjusted assets. The risk-based capital guidelines require minimum ratios of core (Tier 1) capital (common stockholders' equity) to risk-weighted assets of 4.0% and total regulatory capital (core capital plus allowance for loan losses up to 1.25% of risk-weighted assets) to risk-weighted assets of 8.0%. As of December 31, 2002 the Bank has a ratio of Tier 1 capital to risk-weighted assets of 11.7% and a ratio of total capital to risk-weighted assets of 13.0%.

Table 11. Bank's Year-end Risk-Based Capital (dollars in thousands)

	2002	2001
Tier 1 capital	$ 17,780	$ 16,007
Qualifying allowance for loan losses (limited to 1.25% of risk-weighted assets)	1,899	1,674
Total regulatory capital	$ 19,679	$ 17,681
Total risk-weighted assets	$ 151,660	$ 133,799
Tier 1 capital as a percentage of risk-weighted assets	11.7%	12.0%
Total regulatory capital as a percentage of risk-weighted assets	13.0%	13.2%
Leverage ratio*	7.4%	8.1%

*Tier 1 capital divided by average total assets for the quarter ended December 31 of each year.

In addition, a minimum leverage ratio of Tier 1 capital to average total assets for the previous quarter is required by federal bank regulators, ranging from 3% to 5%, subject to the regulator's evaluation of the Bank's overall safety and soundness. As of December 31, 2002, the Bank had a ratio of year-end Tier 1 capital to average total assets for the fourth quarter of 2002 of 7.4%. Table 11 sets forth summary information with respect to the Bank's capital ratios at December 31, 2002. All capital ratio levels indicate that the Bank is well capitalized.

At December 31, 2002 the Company had 1,718,968 shares of common stock outstanding, which were held by approximately 650 shareholders of record.

Nonperforming and Problem Assets

Certain credit risks are inherent in making loans, particularly commercial and consumer loans. Management prudently assesses these risks and attempts to manage them effectively. The Bank attempts to use shorter-term loans and, although a portion of the loans have been made based upon the value of collateral, the underwriting decision is based on the cash flow of the borrower as the source of repayment rather than the value of the collateral.

The Bank also attempts to reduce repayment risk by adhering to internal credit policies and procedures. These policies and procedures include officer and customer limits, periodic loan documentation review and follow up on exceptions to credit policies

Nonperforming assets at December 31, 2002 and 2001 are analyzed in Table 12.

Table 12. Nonperforming Assets (dollars in thousands)

	December 31, 2002			December 31, 2001		
		Amount	% of Loans		Amount	% of Loans
Nonaccrual loans	$	649	0.4%	$	1,219	0.9%
Restructured loans		384	0.2%		334	0.2%
Loans past due 90 days or more		1,883	1.2%		1,718	1.2%
Total nonperforming assets	$	2,916	1.8%	$	3,271	2.3%

Total nonperforming assets were 1.8% and 2.3% of total outstanding loans as of December 31, 2002 and 2001 respectively.

The allowance for loan losses is maintained at a level adequate to absorb potential losses. Some of the factors which management considers in determining the appropriate level of the allowance for loan losses are: past loss experience, an evaluation of the current loan portfolio, identified loan problems, the loan volume outstanding, the present and expected economic conditions in general, and in particular, how such conditions relate to the market area that the Bank serves. Bank regulators also periodically review the Bank's loans and other assets to assess their quality. Loans deemed uncollectible are charged to the allowance. Provisions for loan losses and recoveries on loans previously charged off are added to the allowance. The accrual of interest on a loan is discontinued when, in the opinion of management, there is an indication that the borrower may be unable to meet payments as they become due.

The provision for loan losses, net charge-offs and the activity in the allowance for loan losses is detailed in Table 13. The allocation of the reserve for loan losses is detailed in Table 14. The methodology for allocating the reserve for loan losses was modified in 2002 based on historical charge-off percentages. The effect of the modification was to allocate a greater portion of the reserve to the areas of the loan portfolio which have presented more historical credit risk.

Table 13. Loan Losses (thousands)

	2002	2001	2000
Allowance for loan losses, beginning	$ 1,821,966	$ 1,760,999	$ 1,731,096
Provision for loan losses, added	441,000	280,000	280,000
Charge-offs:			
Real estate	(100,000)	(124,547)	(41,739)
Commercial and agricultural	(42,207)	(44,274)	(231,472)
Consumer and other	(121,796)	(139,071)	(100,933)
Recoveries:			
Real estate	26,477	24,845	13,649
Commercial and agricultural	137,141	25,132	85,257
Consumer and other	26,447	38,882	25,141
Net charge-offs	(73,938)	(219,033)	(250,097)
Allowance for loan losses, ending	$ 2,189,028	$ 1,821,966	$ 1,760,999

Table 14. Allocation of the Reserve for Loan Losses (thousands)

	2002		2001	
Balance at the end of the period applicable to:	Amount	% of Loans to Total Loans	Amount	% of Loans to Total Loans
Commercial and agricultural	$ 977	12.13%	$ 547	10.19%
Real estate - construction	-	3.86%	-	2.75%
Real estate - mortgage	495	74.08%	820	75.14%
Consumer and other	717	9.93%	455	11.92%
Total	$ 2,189	100.00%	$ 1,822	100.00%

Quantitative and Qualitative Disclosure about Market Risk

The principal goals of the Bank's asset and liability management strategy are the maintenance of adequate liquidity and the management of interest rate risk. Liquidity is the ability to convert assets to cash to fund depositors' withdrawals or borrowers' loans without significant loss. Interest rate risk management balances the effects of interest rate changes on assets that earn interest or liabilities on which interest is paid, to protect the Bank from wide fluctuations in its net interest income which could result from interest rate changes.

Management Discussion and Analysis

Management must insure that adequate funds are available at all times to meet the needs of its customers. On the asset side of the balance sheet, maturing investments, loan payments, maturing loans, federal funds sold, and unpledged investment securities are principal sources of liquidity. On the liability side of the balance sheet, liquidity sources include core deposits, the ability to increase large denomination certificates, federal fund lines from correspondent banks, borrowings from the Federal Home Loan Bank, as well as the ability to generate funds through the issuance of long-term debt and equity.

The liquidity ratio (the level of liquid assets divided by total deposits plus short-term liabilities) was 33.3% at December 31, 2002 compared to 25.4% at December 31, 2001. These ratios are considered to be adequate by management.

Interest rate risk is the effect that changes in interest rates would have on interest income and interest expense as interest-sensitive assets and interest-sensitive liabilities either reprice or mature. Management attempts to maintain the portfolios of interest-earning assets and interest-bearing liabilities with maturities or repricing opportunities at levels that will afford protection from erosion of net interest margin, to the extent practical, from changes in interest rates. Table 15 shows the sensitivity of the Bank's balance sheet on December 31, 2002. This table reflects the sensitivity of the balance sheet as of that specific date and is not necessarily indicative of the position on other dates. At December 31, 2002, the Bank appeared to be cumulatively asset-sensitive (interest-earning assets subject to interest rate changes exceeding interest-bearing liabilities subject to changes in interest rates). However, in the one year window liabilities subject to change in interest rates exceed assets subject to interest rate changes (non asset-sensitive).

Matching sensitive positions alone does not ensure the Bank has no interest rate risk. The repricing characteristics of assets are different from the repricing characteristics of funding sources. Thus, net interest income can be impacted by changes in interest rates even if the repricing opportunities of assets and liabilities are perfectly matched.

Table 15. Interest Rate Sensitivity (dollars in thousands)

	December 31, 2002 Maturities/Repricing				
	1 to 3 Months	4 to 12 Months	13 to 60 Months	Over 60 Months	Total
Interest-Earning Assets:					
Federal funds sold	$ 19,740	$ -	$ -	$ -	$ 19,740
Investments	2,878	4,590	23,293	12,369	43,130
Loans	23,436	33,909	83,834	15,200	156,379
Total	$ 46,054	$ 38,499	$ 107,127	$ 27,569	$ 219,249
Interest-Bearing Liabilities:					
NOW accounts	$ 18,079	$ -	$ -	$ -	$ 18,079
Money market	8,473	-	-	-	8,473
Savings	29,350	-	-	-	29,350
Certificates of deposit	26,906	74,276	26,874	-	128,056
Total	$ 82,808	$ 74,276	$ 26,874	$ -	$ 183,958
Interest sensitivity gap	$ (36,754)	$ (35,777)	$ 80,253	$ 27,569	$ 35,291
Cumulative interest sensitivity gap	$ (36,754)	$ (72,531)	$ 7,722	$ 35,291	$ 35,291
Ratio of sensitivity gap to total earning assets	-16.8%	-16.3%	36.6%	12.6%	16.1%
Cumulative ratio of sensitivity gap to total earning assets	-16.8%	-33.1%	3.5%	16.1%	16.1%

The Bank uses a number of tools to manage its interest rate risk, including simulating net interest income under various scenarios, monitoring the present value change in equity under the same scenarios, and monitoring the difference or gap between rate sensitive assets and rate sensitive liabilities over various time periods (as displayed in Table 15).

The earnings simulation model forecasts annual net income under a variety of scenarios that incorporate changes in the absolute level of interest rates, changes in the shape of the yield curve and changes in interest rate relationships. Management evaluates the effect on net interest income and present value equity from gradual changes in rates of up to 300 basis points up or down over a 12-month period. Table 16 presents the Bank's forecasts for changes in net income and market value of equity as of December 31, 2002.

Table 16. Interest Rate Risk (dollars in thousands)

	Rate Shocked Net Interest Income and Market Value of Equity						
Rate Change	-300bp	-200bp	-100bp	0bp	+100bp	+200bp	+300bp
Net Interest Income:							
Net Interest Income	$ 7,641	$ 8,004	$ 8,367	$ 8,731	$ 9,095	$ 9,460	$ 9,826
Change	$ (1,090)	$ (727)	$ (364)	$ -	$ 364	$ 729	$ 1,095
Change percentage	-12.48%	-8.33%	-4.16%	0.00%	4.17%	8.36%	12.54%
Market Value of Equity	$ 32,264	$ 27,915	$ 24,321	$ 21,066	$ 18,092	$ 15,355	$ 12,820

Impact of Inflation and Changing Prices

The consolidated financial statements and the accompanying notes presented elsewhere in this document have been prepared in accordance with generally accepted accounting principles which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time and due to inflation. Unlike most industrial companies, virtually all the assets and liabilities are monetary in nature. The impact of inflation is reflected in the increased cost of operations. As a result, interest rates have a greater impact on performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

Table 17. Key Financial Ratios

	2002	2001	2000
Return on average assets	1.13%	1.02%	1.18%
Return on average equity	11.40%	9.44%	10.95%
Dividend payout ratio	31.17%	36.33%	30.83%
Average equity to average assets	9.88%	10.85%	10.75%

Staff

Loan Department and Mortgage Origination

Sarah Cox	Judy Carpenter	Pat Sage	Robin Fincher

Tellers

Brenda Brown	Mary Jane Leonard	Donna Anders	LeAngela Haynes
Rebecca Reedy	Erin Cox	Jeanne' Funk	Tildy Bourne
Deranda Roop	Donna Austin	Anita McGrady	Sue Faddis
Ann Shuler	Sparkle Holder	Sharon Caudill	Kristi Nichols
Nancy Burkett	Teresa Edwards	Phyllis Fender	Mary Blevins
Dorothy Galyean	Christine Saltz	Sheila Taylor	Peggy Spencer
Barbara McBride	Angela Lawrence		

Bookkeeping & Proof

Becky Callahan	Rhonda Lineberry	Dorothy Hash	Sherry Tilley
Ann Graham	Janna Billings	Elaine Roberts	Nancy Hale
Loretta Painter	Rhonda James		

Secretaries and Customer Service Personnel

Judy Cummings	Carol Moxley	Pam Neill	Cindy Teaster
Glenda Ward			

Receptionists and Office Services

Elisa Blevins	Lori Casino	Greg Reedy



Julian L. Givens
Chairman of the Board
Retired Physician



Charles T. Sturgill
Vice-Chairman
Grayson County Clerk of Court



Jean W. Lindsey
Walter's Drug, Inc.



Fred B. Jones
Farmer



Carl J. Richardson
Retired, GNB



Jack E. Guynn, Jr.
Guynn Enterprises, Inc.



J. David Vaughan
Vaughan Furniture



Thomas M. Jackson, Jr.
Attorney



Jacky K. Anderson
Grayson Bankshares, Inc.
& GNB



Dennis B. Gambill
Grayson Bankshares, Inc.
& GNB



Blake M. Edwards
Chief Financial Officer



Brenda C. Smith
Secretary



GNB Executive Officers
Jacky K. Anderson, *President & CEO*; **Curtis A. Jennings**, *Senior VP*; **Dennis B. Gambill**, *Executive VP*; **Blake M. Edwards**, *CFO*; **Brenda C. Smith**, *Senior VP*



Linda B. Eller
Assistant Secretary

Board of Directors and Officers

Board of Directors

Julian L. Givens	*Physician*
Jacky K. Anderson	*Grayson Bankshares, Inc. and Grayson National Bank*
Jack E. Guynn, Jr.	*Guynn Enterprises, Inc.*
Fred B. Jones	*Farmer*
Jean W. Lindsey	*Walter's Drug, Inc.*
Charles T. Sturgill	*Grayson County Clerk of Court*
Dennis B. Gambill	*Grayson Bankshares, Inc. and Grayson National Bank*
Carl J. Richardson	*Retired, Grayson National Bank*
J. David Vaughan	*Vaughan Furniture*
Thomas E. Jackson, Jr.	*Attorney-at-Law*

Grayson Bankshares Officers

Julian L. Givens	*Chairman of the Board*
Jacky K. Anderson	*President and CEO*
Dennis B. Gambill	*Vice President*
Brenda C. Smith	*Secretary*

Grayson National Bank Officers

Julian L. Givens	*Chairman of the Board*
Charles T. Sturgill	*Vice Chairman*
Jacky K. Anderson	*President and CEO*
Dennis B. Gambill	*Executive Vice President*
Curtis A. Jennings	*Senior Vice President*
Brenda C. Smith	*Senior Vice President*
Blake M. Edwards	*Chief Financial Officer*
Peggy H. Haga	*Vice President-Customer Service Rep*
Carolyn H. Cannoy	*Vice President-Operations Manager*
Darlene B. Hensdell	*Assistant VP-Customer Service Rep*
Larry D. Osborne	*Assistant VP-Branch Manager of East Independence Office*
Jerry D. Wright	*Vice President*
Ronald P. Porter	*Vice President-Branch Manager of Galax Office*
Brenda C. Parks	*Branch Manager of Troutdale Office*
Carol Lee Sutherland	*Branch Manager of Elk Creek Office*
Linda B. Eller	*Executive Secretary/Administrative Assistant*
Rodney R. Halsey	*Assistant VP-Loan Officer*
G. Kevin Weatherman	*Assistant Branch Manager of Galax Office-Loan Officer*
Carolyn A. Cornett	*Vice President-Auditor/Compliance Officer*
Lori Vaught	*Credit Administrator*
Robert T. Fender	*Loan Review/Security Officer*
Sarah S. Clay	*Collections Officer*
Marcia T. Sutherland	*Loan Officer*
Charles Smith	*Loan Officer*
Greg L. Bare	*Branch Manager of Sparta Office*
Ruby Stuart	*Branch Manager of Carroll Office*
Sheila G. Douglas	*Assistant Branch Manager of Sparta Office-Loan Officer*
Delma C. Smith	*Assistant VP-Branch Coordinator*
Kathy Watson	*Information Systems Manager*